As filed with the Securities and Exchange Commission on October 6, 2009

United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 2

The Mexico Fund, Inc.

(Name of Subject Company)

The Mexico Fund, Inc.

(Name of Filing Persons (Issuer))

Shares of Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

592835102

(CUSIP Number of Class of Securities)

Lic. Jose Luis Gomez Pimienta

The Mexico Fund, Inc.

1775 I Street, N.W.

Washington, D.C. 20006

Telephone: (202) 261-7941

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Sander M. Bieber, Esq.

Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

Telephone: (202) 261-3300

Calculation of Filing Fee

Transaction Valuation: $57,241,292.71 (a)	Amount of Filing Fee: $3,194.06 (b)

(a) Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 2,551,997 shares of Common Stock of The Mexico Fund, Inc. (15% of the total number of shares outstanding on August 28, 2009) by $22.43 (98% of the Net Asset Value per share of $22.88 as of the close of ordinary trading on the New York Stock Exchange on August 28, 2009).

(b) Calculated as $55.80 per $1,000,000 of the Transaction Valuation.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,194.06

Form or Registration No.: Schedule TO

Filing Party: The Mexico Fund, Inc.

Date Filed: September 3, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by The Mexico Fund, Inc. (the “Fund”) with the Securities and Exchange Commission (the “Commission”) on September 3, 2009, and amended by Amendment No. 1 filed on October 6, 2009, to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.    Exhibits

(a)(1)(i)	Offer Notice dated September 3, 2009.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Authorization Instructions.*
(a)(1)(vi)	Notice of Guaranteed Delivery.*
(a)(1)(vii)	Form of Letter to Stockholders.*
(a)(1)(viii)	DTC Delivery Election Form.*
(a)(1)(ix)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(x)	Form W-8.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release dated August 31, 2009.*
(a)(5)(ii)	Press Release dated October 5, 2009.**
(a)(5)(iii)	Press Release dated October 6, 2009. (filed herewith)
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on September 3, 2009.
**	Previously filed as an exhibit to Amendment No. 1 of Schedule TO filed by the Fund with the Commission on October 6, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

THE MEXICO FUND, INC.

By:	/s/ José Luis Gómez Pimienta

Name:	José Luis Gómez Pimienta
Title:	President and CEO

Dated: October 6, 2009